DD 5/29/13

[redacted]

SECURITI 13025024 SSION

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SEC Mail Processing Section
MAY 29 2013
Washington DC
401

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-38672

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2012 (MM/DD/YY) AND ENDING 3/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Bailard Fund Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 Tower Lane, Suite 1900
(No. and Street)

Foster City	California	94404
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sonya Thadhani (650) 571-5800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name - if individual, state last, first, middle name)

One Market, Landmark, Suite 620	San Francisco	California	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

DD 6/5/13

EISNERAMPER
ACCOUNTANTS & ADVISORS

Bailard Fund Services, Inc.
(A Wholly Owned Subsidiary of Bailard, Inc.)

(SEC. I.D. No. 8-38672)

Financial Statements and Supplemental Schedules
for the Year Ended March 31, 2013, and
Independent Auditors' Report and Supplemental Report
on Internal Control

Filed pursuant to Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT

BAILARD FUND SERVICES, INC.
(A Wholly Owned Subsidiary of Bailard, Inc.)

TABLE OF CONTENTS

This report * contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of financial condition.
(x) (c) Statement of operations.
(x) (d) Statement of cash flows.
(x) (e) Statement of changes in stockholder's equity.
( ) (f) Statement of changes in liabilities subordinated to claims of general creditors.
(x) (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
(x) (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
(x) (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
( ) (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
( ) (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
(x) (l) An oath or affirmation.
( ) (m) A copy of the SIPC supplemental report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent auditor's report on internal control.
( ) (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

* *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, Sonya Thadhani, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Bailard Fund Services, Inc.** (the "Company"), as of March 31, 2013, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Thadhani
Signature

Treasurer
Title

State of California
County of San Mateo

Subscribed and sworn to (or affirmed) before me on this 28 day of May, 2013, by Sonya Thadhani, personally known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature Ste R H

STEVEN R. HIBSHMAN
Commission # 1868008
Notary Public - California
San Mateo County
My Comm. Expires Nov 8, 2013

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488
www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Bailard Fund Services, Inc.
(a wholly owned subsidiary of Bailard, Inc.)

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Bailard Fund Services, Inc. as of March 31, 2013, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

EISNERAMPER
ACCOUNTANTS & ADVISORS

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bailard Fund Services, Inc. as of March 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on pages 10 and 11 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on pages 10 and 11 is fairly stated in all material respects in relation to the financial statements as a whole.

EisnerAmper LLP

San Francisco, California
May 23, 2013

BAILARD FUND SERVICES, INC.
(A Wholly Owned Subsidiary of Bailard, Inc.)

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2013

ASSETS		
CASH	$	184,706
PREPAID EXPENSES		24,638
TOTAL	$	209,344
LIABILITIES AND STOCKHOLDER'S EQUITY		
DUE TO BAILARD, INC.—NET	$	151,857
DEFERRED TAX LIABILITY		9,814
Total liabilities		161,671
STOCKHOLDER'S EQUITY:		
Common stock, no par value—authorized, 1,000,000 shares; issued and outstanding, 600,000 shares		902,500
Accumulated deficit		(854,827)
Total stockholder's equity		47,673
TOTAL	$	209,344

See Accompanying Notes to Financial Statements

BAILARD FUND SERVICES, INC.
(A Wholly Owned Subsidiary of Bailard, Inc.)

STATEMENT OF OPERATIONS
YEAR ENDED MARCH 31, 2013

REVENUE—Interest income	$ 27
OPERATING EXPENSES:	
Registration fees	27,294
General & administrative	132,000
Consulting & other	43,604
Total operating expenses	202,898
LOSS BEFORE INCOME TAXES	(202,871)
INCOME TAX BENEFIT	81,084
NET LOSS	$ (121,787)

See Accompanying Notes to Financial Statements

BAILARD FUND SERVICES, INC.
(A Wholly Owned Subsidiary of Bailard, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED MARCH 31, 2013

	Common Stock		Accumulated	
	Shares	Amount	Deficit	Total
BALANCE—March 31, 2012	600,000	$ 802,500	$ (733,040)	$ 69,460
Capital Contribution		100,000		100,000
Net loss			(121,787)	(121,787)
BALANCE—March 31, 2013	600,000	$ 902,500	$ (854,827)	$ 47,673

See Accompanying Notes to Financial Statements

BAILARD FUND SERVICES, INC.
(A Wholly Owned Subsidiary of Bailard, Inc.)

STATEMENT OF CASH FLOWS
YEAR ENDED MARCH 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (121,787)
Changes in assets and liabilities:	
Prepaid expenses	(1,263)
Deferred tax liability	503
Due to Bailard, Inc.—net	(49,213)
Net cash used in operating activities	(171,760)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital Contribution from the Parent	100,000
NET DECREASE IN CASH	(71,760)
CASH —Beginning of year	256,466
CASH —End of year	$ 184,706

See Accompanying Notes to Financial Statements

1. ORGANIZATION

Bailard Fund Services, Inc. (the "Company") was incorporated on September 4, 1987 and is a wholly owned subsidiary of Bailard, Inc. (the "Parent"). The Parent is a wholly owned subsidiary of BB&K Holdings, Inc. ("BB&K Holdings"). The Company is organized for the principal purpose of engaging in broker/dealer activities to facilitate the distribution of capital shares of the investment funds sponsored by the Parent. The Company is registered as a broker/dealer with the Securities and Exchange Commission, FINRA, and various states. The Company has a distribution agreement with the Parent to distribute the investment funds sponsored by the Parent. The Company does not handle or maintain securities in its physical possession nor does it maintain customer accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Cash—The Company maintains its cash in a money market fund. The Company has not experienced any losses in such account.

Revenue Recognition—Placement fees arise from the sale of limited liability company interests in certain investment products managed by the Parent and are recognized upon closing of the sale. During the year ended March 31, 2013, the Company did not earn any placement fees.

Income Taxes—The Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Income tax benefit consists of current and deferred amounts. Deferred tax expenses or benefits arise from recognition of income and expenses in different years in the financial statements and tax returns. The Company is included in the consolidated U.S. federal and the combined states of California and Massachusetts income tax returns of BB&K Holdings. The Company's income tax benefit is computed on a separate-company basis using the tax rate of the consolidated filing entity.

Management evaluates the recognition and measurement of any uncertain tax positions taken on the Company's income tax returns in the current year as well as in all past years that are still open to examination by tax authorities. Based on its analysis, management believes that there are no material uncertain tax positions taken in the current year and in all prior years open to examination. With few exceptions, the Company is no longer subject to U.S. federal or state income tax examinations by tax authorities for fiscal tax years ending before April 1, 2008.

3. INDEMNIFICATION

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown. The Company has no current claims or losses pursuant to such contracts.

4. RELATED PARTY TRANSACTIONS AND CONSIDERATIONS

The Parent provides various business services and advances certain operating expenditures on the Company's behalf, including use of office space and managerial time and payment of registration fees and subscriptions, pursuant to a service agreement effective February 21, 2012, under which the Company reimburses the Parent for such expenditures. The financial statements are not indicative of the conditions that would have existed or the results of operations if the Company had been operated as an entity unaffiliated with the Parent.

The Company has a history of net losses and is not expected to be profitable in the foreseeable future. The Parent intends to continue to support the Company's operations. Accordingly, the accompanying financial statements have been prepared assuming the Company will continue as a going concern.

The amount reported as due to Bailard, Inc. – net in the accompanying statement of financial condition consists of amounts owed to the Parent as reimbursement for operating expenditures and is net of an amount receivable from the Parent in connection with an income tax benefit (see Note 5).

5. INCOME TAXES

The income tax benefit consists of the following:

Current:	
Federal	$ (63,542)
State	(18,045)
Total current	(81,587)
Deferred:	
Federal	391
State	112
Total deferred	503
Total income tax benefit	$ (81,084)

The Company's income tax benefit for the year ended March 31, 2013 differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate of 34%, primarily due to state taxes of 8.84%.

During the year ended March 31, 2013, the Company recorded a $81,084 current income tax benefit and a corresponding amount receivable from its Parent, which is shown net of the amount payable to its Parent on the accompanying statement of financial condition.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2013, the Company had net capital of $19,341, which was $8,563 in excess of its required net capital of $10,778. The Company's ratio of aggregate indebtedness to net capital was 8.36 to 1.

* * * * * *

BAILARD FUND SERVICES, INC.
(A Wholly Owned Subsidiary of Bailard, Inc.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
MARCH 31, 2013

COMPUTATION OF NET CAPITAL:		
Stockholder's equity (from statement of financial condition)		$ 47,673
Nonallowable assets—prepaid expenses		(24,638)
Net capital before haircut on securities positions		23,035
Haircuts on Securities - Money Market Funds		(3,694)
NET CAPITAL		$ 19,341
AGGREGATE INDEBTEDNESS—Total liabilities (from statement of financial condition)		$ 161,671
COMPUTATION OF NET CAPITAL REQUIREMENT:		
Net capital requirement (6-2/3% of aggregate indebtedness)	**(A)**	10,778
Minimum dollar net capital requirement	**(B)**	$ 5,000
Net capital requirement (greater of (A) or (B))		$ 10,778
Excess net capital (net capital, less net capital requirement)		$ 8,563
Net capital less 10% of aggregate indebtedness		$ 3,174
Ratio: Aggregate indebtedness to net capital		8.36 to 1

No material differences exist between the above information and the computation included in the Company's unaudited FOCUS Report filing, as filed on April 23, 2013, as of March 31, 2013.

BAILARD FUND SERVICES, INC.
(A Wholly Owned Subsidiary of Bailard, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
MARCH 31, 2013

The Company claims exemption from Rule 15c3-3 under subparagraph (k)(2)(i).

The Company has complied with the exemptive provisions of SEC Rule 15c3-3.

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Board of Directors of Bailard Fund Services, Inc.

In planning and performing our audit of the financial statements of Bailard Fund Services, Inc. (the "Company"), as of and for the year ended March 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

EISNERAMPER
ACCOUNTANTS & ADVISORS

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

EisnerAmper LLP

San Francisco, California
May 23, 2013